Filed by El Paso Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: El Paso Corporation

Commission File No.: 1-14365

Date: October 24, 2011

Transaction Update: Transition Team Members Named

Dear Team El Paso:

At our all-employee meeting this week, I committed to you that we’d move full speed ahead on the post-merger integration planning processes and that we’d let you know how things are progressing. I’m pleased to say that we’ve hit the ground running on these processes and have named the team that will lead the effort over the next several months. Today, I’d like to tell you who’s on the team and give a sense of what they’ll be focused on.

Leading the overall effort will be three of the most knowledgeable leaders in our respective organizations: [XXXXXX]. We’ve asked [XXXXXX] to serve as overall project coordinators for our merger transition planning efforts. Here’s who will be on the team from both El Paso Corporation and Kinder Morgan:

BU/Function	El Paso Corporation	Kinder Morgan
Finance and Accounting	[XXXXXX]	[XXXXXX]
Legal	[XXXXXX]	[XXXXXX]
People and Technology Solutions	[XXXXXX]	[XXXXXX]
Strategy and Enterprise BD	[XXXXXX]	[XXXXXX]
Supply Chain	[XXXXXX]	[XXXXXX]
Midstream	[XXXXXX]	[XXXXXX]
E&P	[XXXXXX]	[XXXXXX]
Pipelines	[XXXXXX]	[XXXXXX]
Communications	[XXXXXX]	[XXXXXX]

Please note that although E&P is listed, we expect that much of the focus for E&P transition planning will be on the planned sale. In that regard, [XXXXXX] will be leading the effort for Kinder Morgan and [XXXXXX] will be leading the effort for El Paso.

Clearly, we’re bringing a great deal of expertise to the task of integrating these two companies following the completion of the merger. And we’re got the right team to do it. On both sides, this group brings extensive knowledge of our two companies and a deep understanding of our industry. I’m confident that they will work through the process in a systematic, disciplined manner to ensure the success of integrating the companies upon closing of the transaction.

They have a lot of ground to cover in the coming days. In connection with their efforts, the integration team members may reach out to you for information, input, or insight. I know I can count on your support and professionalism if you’re asked to assist the integration team. Finally, while it’s too early in the process to point to any specific outcomes or result that will emerge from the integration teams’ efforts, I commit to you that we’ll communicate developments as soon as we have clarity around them.

As a reminder, although the integration team will be planning the transaction process during the months ahead, remember that it’s business-as-usual until closing.  Until then, El Paso and Kinder Morgan remain separate companies.  Accordingly, as El Paso employees, we must continue to work together under our shared Vision and Values to run our businesses and serve our customers. And please stay focused on our core value of safety and ensuring we keep doing what we need to do to finish each day incident- and injury-free, both in the field and at the office.

Making our transaction with Kinder Morgan successful will take the collective commitment of each of us. As we move forward, please keep an eye on the special transaction site on El Paso Today for the latest news and resources. Attend town halls and group meetings. Talk with your supervisor or HR representative if you have questions. In short, speak up and stay engaged.

Thank you for your commitment as we create one of the largest energy corporations in the world.

Talk to you soon.

Doug

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, and KMI and El Paso Corporation (“EP”) plan to file with the SEC and mail to their respective stockholders a Joint Proxy/Information Statement/Prospectus in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT KMI, EP, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
E-mail:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC.  Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Joint Proxy/Information Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC.  KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.